Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-271239 on Form F-10 and Registration Statement No. 333-194702 on Form F-3D of our reports dated March 13, 2025 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting for the year ended December 31, 2024 appearing in this Current Report on Form 6-K dated March 13, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
March 13, 2025
Vancouver, Canada